ALPHA BANK



Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Athens, 23 February, 2005

Our reference No 13.1.19

Attention: Special Counsel, Office of
International Corporate Finance



RE: Rule 12g3-2 (b)
File No. 82-3399



05006122

SUPPL

Dear Sir or Madam,

The enclosed information is being furnished to the Securities and Exchange Commission ('the Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that ALPHA BANK A.E. (former ALPHA CREDIT BANK A.E.) is subject to the Exchange Act.

PROCESSED
MAR 04 2005
THOMSON
FINANCIAL

Yours faithfully,
ALPHA BANK

P.CH. LOURIS

A.I. BILIONI

Secretariat Division
40, Stadiou Street
GR – 102 52 Athens

Tel. : +30 210 326 2424
Fax. : +30 210 326 2427
E-mail : secretariat@alpha.gr


ATHENS 2004

OFFICIAL
BANK

6036-4/2003

Press Release



Alpha Bank Results 2004
Net Profit at Euro 411.7 million (+45%)
Dividend of Euro 0.72 per share
Bonus Shares Issue : 2 new for every 10 old

"2004 has been an exciting year for all of us in Alpha Bank. Our sponsorship as Official Bank of the Athens 2004 Olympic Games, apart from a great source of pride, has been a highly successful business undertaking, raising significantly our international profile. Our operational efficiency has been sustained at high levels, supporting core revenue growth throughout the year. Moving forward into 2005, further reinforcement of our retail banking position in Greece and more rapid expansion in Southeastern Europe will be the main profitability drivers, with reengineering and corporate restructuring continuing to play a key role. We are confident that in 2005 as well, our commitment to product excellence and customer satisfaction will strengthen our competitive position and further enhance our profitability."

Yannis S. Costopoulos, Chairman

FINANCIAL SUMMARY

- **Earnings per share grew by 37.3% and reached Euro 1.73**
- **Net profit after tax and minorities rose by 44.9% to Euro 411.7 million (Euro 284.2 million in 2003)**
- **Recurring earnings up by 52.1% to Euro 453.2 million (Euro 298.0 million in 2003)**
- **Net Interest Income increased by 16.8% to Euro 1042.6 million (Euro 892.4 million in 2003)**
- **Fee and Commission income up 18.6% to Euro 352.1 million (Euro 297.0 million in 2003)**
- **Cost to income ratio at record low level of 48.5% from 54.2% in 2003**
- **Return on equity at 18.3% on enlarged capital base**
- **Capital adequacy at 14.0% with Tier I at 10.1% and core Tier I at 8.9%**

ALPHA BANK : RESULTS 2004
(on a consolidated basis)

in Euro million	2004	2003	Change %	Q4	Q3	Q2	Q1
Net Interest Income	1,042.6	892.4	16.8%	276.2	261.1	258.8	246.5
Non-interest Income	484.5	426.3	13.6%	112.3	101.8	139.9	130.4
Operating Expenses	740.6	714.9	3.6%	187.1	183.0	188.1	182.4
Loan Provisions	224.5	194.0	15.7%	60.1	57.6	54.3	52.5
Net Profit after tax and minorities	411.7	284.2	44.9%	106.7	86.5	120.5	98.0
Recurring Earnings	453.2	298.0	52.1%	136.1	110.6	109.5	97.1

40 Stadiou Street
GR-102 52 Athens

Tel.: +30 210 326 2431-2
Fax: +30 210 326 2427
E-mail: secretariat@alpha.gr


ATHENS 2004
OFFICIAL
BANK

- **KEY DEVELOPMENTS**

  - **Retail and commercial banking continues to drive core revenue growth**
    Profits before tax from Retail and Commercial Banking Business Unit reach Euro 299.2 million (+54%) on the back of continuing strong lending growth to individuals and small enterprises by 30% and 13.1% respectively.

  - **Cost control brings strong revenue growth to bottom line results**
    Recurring income rose by 17.5% while costs by 3.6%.

  - **International expansion advances with the acquisition of Jubanka in Serbia, expected to make a significant contribution towards doubling profits from Southeastern Europe over the medium term**
    With lending growth already at 20%, implementation of our rapid penetration strategy through organic growth and/or acquisitions takes centerstage.

In 2004, net profit after tax reached Euro 411.7 million compared to Euro 284.2 million in 2003 (+44.9%), largely attributed to continued margin strengthening (to 3.2% from 3.0% in 2003) as the loan mix shifts towards higher spread retail lending and, to effective cost containment measures. Non-interest revenues benefited from the exceptional growth of 18.6% in fee and commission income, far in excess of budgeted levels, reaching Euro 352.1 million in 2004. Performance was particularly strong in loan charges (+28.9%) and bank charges (+18%), as well as in brokerage fees (+58%) due to improved stock market conditions. On the other hand, operating costs grew moderately by only 3.6%, despite heavier advertising (+21.4%) and outsourcing (+14.2%) expenses (related to increased business volume growth) while staff costs increased by 2.9%, despite sizable wage increases granted in line with the collective bargaining agreement.

NET INTEREST and FEE AND COMMISSION INCOME

in Euro million

	2002	2003	2004
Total	1,058	1,189	1,395
Fee and Commission Income	292	297	352
Net Interest Income	766	892	1,043

+12.4% (2002→2003); +17.3% (2003→2004)
Fee and Commission Income: 1.7%; 18.6%
Net Interest Income: 16.4%; 16.8%

■ Net Interest Income ▫ Fee and Commission Income

RETAIL LENDING

in Euro million

	2002	2003	2004
Total	6,723	8,336	10,331
Consumer Credit	977	1,258	1,832
Mortgages	2,982	3,886	4,889
Small Enterprises	2,764	3,192	3,610

+24.0% (2002→2003); +23.9% (2003→2004)
Consumer Credit: 28.8%; 45.6%
Mortgages: 30.3%; 25.8%
Small Enterprises: 15.5%; 13.1%

■ Small Enterprises ▫ Mortgages ▫ Consumer Credit

As far as ' … tual funds and privat … ıs to Euro 22.9 billioı

Credit quality ratios continued, in 2004, to reflect prudent credit judgement and the use of advanced credit scoring systems. More specifically, non-performing loans (loans overdue for more than 90 days) as a percentage of total loans stood at 3.1% at end- 2004. In addition, bad loans (at 2.4 of total loans), fully provided for by specific provisions, accumulate due to not writing off but also due to the continuing process of allocation of our provisions from general to specific ones, in view of IAS adoption from 2005. Finally, general provisions at 0.7% of total loans cover by 100% non-performing loans in excess of collateral.

BUSINESS UNIT ANALYSIS

- **RETAIL AND COMMERCIAL BANKING**

Retail and commercial banking incorporates all banking services, including leasing and factoring, offered to individual customers and SMEs through the 372-strong branch network in Greece. Following the recent restructuring, the capacity of the Bank to deliver most efficiently its cross-selling strategy and to build its franchise has been greatly enhanced. As a result, pre tax profit in the Retail and Commercial Banking Unit rose to Euro 299.2 million in 2004 (+ 54%), mainly driven by the significant rise in net interest income and the cost containment, bringing down the cost to income ratio to 55% in 2004 from 62% last year.

Customer loans in Greece reached Euro 14.7 billion at end-2004 (+15.8%), mainly on the back of rapid advances in mortgage lending (+25.8%) and consumer credit (+45.6%), as well as the dynamic expansion in loans to small businesses (+13%). Total customer financing, including leasing and factoring, reached Euro 15.9 billion in 2004, (+15.4%).

Alpha Bank aims to provide investment alternatives to satisfy a variety of customer risk appetites as preference shifts gradually from liquidity to higher yields. Sight and savings deposit balances grew year-on-year by 7.1% and reached Euro 13.8 billion at year-end. Repos continued their downward trend in favor of Alpha Bank bonds which have higher yields, while structured investment products continued to be offered as alternative investments to our customers.

Our performance in lending to individuals (mortgages and consumer credit) improved dramatically in the last quarter of 2004, when the increase in balances outstanding was 63% higher than the respective change in the third quarter of 2004, with important implications for continuing rapid growth in 2005. This impressive business development since the summer of 2004 is primarily due to wider and more intensive use of direct marketing techniques and sales agreements with retailers but can be also attributed in part to the fact that resources utilised by the Olympic effort were redeployed back to the business.

Retail and Commercial Banking *(in Euro million)*	**2004**	**2003**	**Change %**
Profit before tax	299.2	194.9	53.5%
Return on Regulatory Capital	23.0%	17.8%	----
Risk Weighted Assets	16,225	13,706	18.4%
Cost / Income Ratio	55.5%	61.9%	----
Customer Financing	15.889	13,775	15.4%

- **LARGE CORPORATES**

This business unit operates as a relationship-management centre for customers with complex financing needs calling for tailor-made solutions. The high level of specialisation of the product offer leads to a relatively low cost to income ratio (19.1%) and maintain profitability at satisfactory levels. Total lending in Greece (including shipping loans) reached Euro 5.0 billion in 2004 (+6.6 %), leveraging a stable customer base of superior credit standing. This reflects the dynamics of our maturing portfolio in larger corporate loans as well as prevailing conditions affecting shipping loans (drop of the US dollar, early repayment of loans due to record earnings in international shipping, etc).

Large Corporates *(in Euro million)*	**2004**	**2003**	**Change %**
Profit before tax	56.8	55.5	2.3%
Return on Regulatory Capital	12.5%	12.4%	----
Risk Weighted Assets	5,654	5,591	1.1%
Cost / Income Ratio	19.0%	21.0%	----
Customer Financing	5,001	4,691	6.6%

- **INTERNATIONAL OPERATIONS**

Our international activities are focused in Southeastern Europe (Albania, Bulgaria, Cyprus, FYROM, Romania and Serbia). This is a region of high growth potential, moderate risk profile and favourable prospects of many countries to join eventually the European Union. Profits before tax more than doubled in 2004 and the return on regulatory capital rose to 28% from 16% in 2003, reflecting brisk volume growth with customer loan outstandings rising by about 20% year-on-year and amounting to Euro 2.5 billion at end-2004. It also reflects moderate cost increases supported by the ongoing reconfiguration of back office functions in line with systems in Greece.

Jubanka's acquisition fits well with our expansion plans in the region. Its strong presence in the Serbian market, its geographical coverage and diversified customer base, coupled with Alpha Bank knowhow, will most definitely help our penetration drive to the promising Serbian market. Apart from Serbia, moreover, our primary business targets include Bulgaria and, especially, Romania, where local and Greek business interests expand rapidly and retail lending opportunities become more important as incomes grow.

International Operations *(in Euro million)*	**2004**	**2003**	**Change %**
Profit before tax	55.1	18.9	191.7%
Return on Regulatory Capital	28.4%	15.6%	----
Risk Weighted Assets	2,423	1,514	60.0%
Cost / Income Ratio	52%	66%	----
Customer Financing	2,471	2,064	19.7%

- **ASSET MANAGEMENT**

Asset management, comprising of private banking, mutual funds and portfolio management for institutional clients, recorded pre tax profit of Euro 16 million in 2004, an increase of 4.6% compared to 2003. This result was predominantly driven by commission income generated by the non-money market mutual fund business where assets under management rose by 39.4% in 2004 to Euro 2.8 billion, bringing Alpha Bank's market share to 17.2% from 13.7% a year earlier. Among the various classes of mutual funds, bond mutual fund rose by an impressive 75.4% yielding at the same time returns of 4.9% in the domestic bond mutual fund, the highest in the market. Moreover, the domestic equity mutual funds assets reached Euro 1.1 billion representing market share of 25.3%, which puts Alpha Bank in the leading position in the market. Also, private banking assets rose by 34.3% reaching Euro 3.4 billion at end-2004.

Asset Management *(in Euro million)*	**2004**	**2003**	**Change %**
Profit before tax	15.7	15.1	4.6%
Return on Regulatory Capital	122.3%	142.9%	----
Risk Weighted Assets	161	132	22.0%
Cost / Income Ratio	53%	55%	----
Customer Funds	8,027	7,005	14.6%

- **INVESTMENT BANKING AND TREASURY**

In 2004, investment banking and treasury's combined operations reported a pre tax profit of Euro 99 million, a decrease of 5.8% compared to 2003. Investment banking business remained rather subdued in 2004 with no major company listings in the Athens Stock Exchange or privatisation transactions taking place. As a result, investment banking-related commission income rose by a mere 3.5%. On the contrary, capital market conditions improved and, in combination with rising transaction fees, led to an increase in brokerage fees by 58%.

The Group Treasury concluded another successful year by supporting effectively balance sheet expansion and adding value to the client product portfolio through liquidity and risk management services and advanced financial and research products. Its presence in the international debt capital and loan syndication markets was reinforced in 2004 while our position in Southeastern Europe was strengthened. Treasury earnings reached Euro 94.3 million in 2004, compared with Euro 99.3 million in 2003.

Investment Banking and Treasury *(in Euro million)*	**2004**	**2003**	**Change %**
Profit before tax	99.0	105.1	-5.8%
Return on Regulatory Capital	72.1%	110.9%	----
Risk Weighted Assets	1,718	1,185	45.0%
Cost / Income Ratio	23.0%	23.5%	----

- **DIVIDEND POLICY – ISSUANCE OF BONUS SHARES – SHARE BUYBACK PROGRAMME**

In light of continued profitability growth and efficiency in the delivery on our financial targets, the Board of Directors has resolved to recommend to the Annual General Meeting of Shareholders a dividend of Euro 0.72 per share, an increase of 44% compared to last year's Euro 0.50 adjusted dividend. In addition, the Board of Directors will recommend the issuance of 2 bonus shares for every 10 shares held. Finally, the Board of Directors will recommend for adoption a share buyback programme of up to 3% of outstanding shares.

Euro 0.50 adjusted dividend. In addition, the Board of Directors will recommend the issuance of 2 bonus shares for every 10 shares held. Finally, the Board of Directors will recommend for adoption a share buyback programme of up to 3% of outstanding shares.

- **CORPORATE GOVERNANCE**

The Board of Directors has elected Mr. Yannis S. Costopoulos as Executive Chairman and Mr. Demetrios P. Mantzounis as Managing Director, thus separating the duties of the Chairman from those of the Managing Director. At the same time, the Board of Directors awarded the title of General Manager to the Executive General Managers Mr. Marinos S. Yannopoulos, Mr. Spyros N. Filaretos and Mr. Artemis Ch. Theodoridis. It also named Senior Manager Mr. Ch. E. Papanagiotou, Executive General Manager.

Enquiries:

Alpha Bank

Marinos Yannopoulos, General Manager and C.F.O. Tel.: +30 210 326 2366
Michael Massourakis, Manager Strategy, Economic Research and Investor Relations
Tel.: +30 210 326 2828

Financial Dynamics
Geoffrey Pelham-Lane (London) Tel.: +44 (0) 20 7269 7294

Athens, February 23, 2005

ASSETS - LIABILITIES AND OFF BALANCE SHEET ITEMS								
in Euro million	31/12/2004	30/9/2004	30/6/2004	31/3/2004	31/12/2003	30/9/2003	30/6/2003	31/3/2003
Assets	32,917	34,762	31,638	31,565	30,803	29,215	29,187	30,019
Loans	22,888	22,384	21,887	21,065	20,260	19,596	19,244	18,566
Securities	1,952	2,183	2,640	1,124	1,717	2,163	2,342	4,095
Deposits & repos	20,592	20,960	20,867	21,220	21,655	21,764	22,238	22,634
Alpha Bank Bonds	4,069	3,692	3,330	2,819	1,984	959	422	-
Private Banking	3,409	2,854	2,792	2,678	2,539	2,146	1,827	1,414
Mutual funds	4,676	4,423	4,387	4,396	4,466	4,456	4,505	3,562
Senior Debt	1,760	1,161	1,179	751	154	833	358	-
Subordinated Debt	894	1,018	997	946	891	781	675	638
Hybrid instruments	300	300	300	300	225	200	200	193
Shareholders Equity	2,362	2,129	2,150	2,150	2,141	1,287	970	982
Minority Interests	51	50	54	87	113	303	311	327

RESULTS							
in Euro million	2004	2003	% change	Q4 2004	Q3 2004	Q2 2004	Q1 2004
Operating income	**1527.1**	**1318.7**	*15.8%*	**388.5**	**362.9**	**398.8**	**376.9**
Net interest income	1042.6	892.4	*16.8%*	276.2	261.1	258.8	246.5
Fee and Commission income	352.1	297.0	*18.6%*	93.8	85.4	87.3	85.6
Income from financial operations	70.3	111.8	*-37.1%*	5.2	11.8	8.4	45.0
Other income	62.0	17.6	*252.8%*	13.4	4.6	44.2	-0.2
of which: DeltaSingular	38.4	-	...	-	-	38.4	-
Operating expenses	**740.6**	**714.9**	*3.6%*	**187.1**	**183.0**	**188.1**	**182.4**
Staff costs	391.1	380.0	*2.9%*	91.1	96.1	101.8	102.1
of which: Current Payments	338.7	327.6	*3.4%*	78.0	83.0	88.7	89.0
General expenses	255.7	244.2	*4.7%*	70.3	63.7	62.2	59.4
Depreciation and amortization expenses	93.8	90.7	*3.4%*	25.6	23.2	24.1	20.9
Provisions	**229.1**	**212.3**	*7.9%*	**61.8**	**59.0**	**54.3**	**54.1**
Loan Provisions	224.5	194.0	*15.7%*	60.2	57.6	54.3	52.5
Other Provisions	4.7	18.3	*-74.4%*	1.6	1.4	0.0	1.6
Extraordinary items	**18.0**	**25.1**	*-28.6%*	16.2	0.3	**0.8**	**0.7**
Net profit before tax and minority interests	**575.2**	**416.6**	*38.1%*	**155.8**	**121.2**	**157.1**	**141.1**
Taxes	**159.5**	**125.6**	*27.0%*	**47.7**	**34.3**	**35.6**	**41.8**
Minority interests	**4.1**	**6.8**	*-39.9%*	**1.4**	**0.4**	**1.0**	**1.3**
Net profit	**411.7**	**284.2**	*44.9%*	**106.7**	**86.5**	**120.5**	**98.0**
Recurring earnings (*)	**453.2**	**298.0**	*62.1%*	**136.1**	**110.6**	**109.5**	**97.1**

(*) Net profit before tax and minority interests excluding extraordinary items, income from financial operations, other provisions and the contribution from the Delta Singular transaction on other income

RATIOS						
	2004	2003	Q4 2004	Q3 2004	Q2 2004	Q1 2004
Net interest income / average assets - MARGIN	3.19%	2.99%	3.26%	3.15%	3.28%	3.16%
Cost to income ratio	48.5%	54.2%	48.2%	50.4%	47.2%	48.4%
Return on equity after tax and minorities -ROE	18.3%	18.2%	19.0%	16.2%	22.4%	18.3%
Capital Adequacy Ratio (Total)	14.0%	14.6%	14.0%	14.7%	14.4%	14.8%
Capital Adequacy Ratio (Tier I)	10.1%	10.4%	10.1%	10.3%	10.1%	10.6%

FEES AND COMMISSIONS

in Euro million	2004	2003	% change
Letters of guarantee	36.8	35.9	2.3%
Loan charges	79.5	61.7	28.9%
Imports-Exports	21.7	21.5	0.7%
Credit Cards	38.8	35.2	10.1%
Asset Management	46.6	39.1	19.2%
Brokerage fees	20.3	12.8	58.0%
Investment Banking	9.8	9.5	3.5%
Foreign exchange transactions	13.8	13.9	-0.9%
Bank charges	79.4	67.3	18.0%
Other	5.5	-	---
Total fee and commission income	**352.1**	**297.0**	**18.6%**

INCOME FROM FINANCIAL OPERATIONS

in Euro million	2004	2003	% change
Equities	0.1	27.4	-99.6%
Bonds + Derivatives	47.2	51.0	-7.5%
Foreign Exchange	23.0	33.3	-31.0%
Total Income	**70.3**	**111.8**	**-37.1%**

GENERAL EXPENSES

in Euro million	2004	2003	% change
Advertising	32.1	26.4	21.4%
Outsourcing Operations	28.4	24.8	14.2%
Other Expenses	195.2	193.0	1.1%
General Expenses	**255.7**	**244.2**	**4.7%**

FEES AND COMMISSIONS

in Euro million	Q4 2004	Q3 2004	Q2 2004	Q1 2004	Q4 2003	Q3 2003	Q2 2003	Q1 2003
Letters of guarantee	8.1	9.8	9.3	9.5	9.0	9.0	9.0	8.8
Loan charges	24.0	18.6	19.2	17.7	23.1	13.9	11.3	13.3
Imports-Exports	5.4	5.4	5.6	5.3	5.6	5.1	5.5	5.3
Credit Cards	8.9	11.4	9.6	8.9	8.1	11.2	8.8	7.1
Asset Management	12.3	11.3	11.6	11.3	11.7	11.2	9.2	7.1
Brokerage fees	6.0	3.4	4.7	6.2	4.9	2.6	3.4	1.9
Investment Banking	1.2	1.4	2.2	5.0	2.4	3.3	0.9	2.9
Foreign exchange transactions	3.6	3.6	3.3	3.3	3.7	3.3	3.6	3.3
Bank charges	18.8	20.5	21.9	18.3	17.7	17.8	17.0	14.9
Other	5.5	-	-	-	-	-	-	-
Total fee and commission income	**93.8**	**85.4**	**87.3**	**85.6**	**86.2**	**77.3**	**68.9**	**64.6**

INCOME FROM FINANCIAL OPERATIONS

in Euro million	Q4 2004	Q3 2004	Q2 2004	Q1 2004	Q4 2003	Q3 2003	Q2 2003	Q1 2003
Equities	-1.0	0.0	0.5	0.6	-7.2	23.3	7.2	4.2
Bonds + Derivatives	2.1	5.3	1.5	38.3	2.7	17.6	11.3	19.4
Foreign Exchange	4.0	6.5	6.4	6.1	6.1	4.9	11.4	10.9
Total Income	**5.2**	**11.8**	**8.4**	**45.0**	**1.6**	**45.8**	**29.9**	**34.5**

GENERAL EXPENSES

in Euro million	Q4 2004	Q3 2004	Q2 2004	Q1 2004	Q4 2003	Q3 2003	Q2 2003	Q1 2003
Advertising	10.0	8.7	8.7	4.6	11.9	4.9	7.0	2.6
Outsourcing Operations	8.2	6.1	8.4	5.7	8.5	3.9	6.3	6.1
Other Expenses	52.1	48.9	45.1	49.1	45.9	50.6	48.2	48.3
General Expenses	**70.3**	**63.7**	**62.2**	**59.4**	**66.3**	**59.4**	**61.5**	**57.0**

BUSINESS VOLUMES

in Euro million	Dec.2004	Dec.2003	% change
Loans (consolidated base)	**22,888**	**20,260**	**13.0%**
Banking	21,726	19,204	13.1%
Domestic	*19,255*	*17,140*	*12.3%*
International	2,471	*2,064*	*19.7%*
Leasing	734	648	13.2%
Factoring	428	408	5.0%
Loans (Greece - MIS data)	**19,727**	**17,410**	**13.3%**
Mortgages	4,889	3,886	25.8%
Consumer Loans	1,184	778	52.2%
Credit Cards	648	480	35.0%
Small Enterprises (*)	3,610	3,192	13.1%
Other Corporates	9,396	9,074	3.5%

in Euro million	Dec.2004	Dec.2003	% change
Deposits & Repos (consolidated base)	**20,592**	**21,655**	**-4.9%**
Alpha Bank	18,427	19,680	-6.4%
Sight Deposits	*4,715*	*4,291*	9.9%
Saving Deposits	*9,062*	*8,572*	*5.7%*
Time Deposits (including Repos)	*4,650*	*6,817*	*-31.8%*
Bank Subsidiaries	2,165	1,975	9.6%
Customer funds (Greece-MIS data)	**34,185**	**32,115**	**6.4%**
Deposits & Repos (**)	20,566	21,462	-4.2%
Bond Sales	5,592	3,648	53.3%
of which: Alpha Bank bonds	*4,069*	*1,984*	105.1%
Money Market Mutual Funds	1,823	2,462	-26.0%
Other Mutual Funds	2,795	2,004	39.5%
Private Banking	3,409	2,539	34.3%

(*) Small enterprises are defined as companies which have been extended up to Euro 1.5 million of credit limits.

(**) without customer funds allocated to other entities to avoid double counting

BUSINESS SPREADS

(Greece - MIS data)	Q4 2004	Q3 2004	Q2 2004	Q1 2004
Customer Savings	**0.86%**	**0.86%**	**0.84%**	**0.85%**
Sight, Savings and time deposits	1.41%	1.37%	1.32%	1.34%
Private Banking	0.47%	0.46%	0.54%	0.51%
Non-money market mutual funds	1.35%	1.36%	1.41%	1.46%
Loans	**3.10%**	**3.10%**	**3.08%**	**3.06%**
Mortgage credit	2.60%	2.67%	2.73%	2.75%
Consumer credit	7.93%	8.05%	7.98%	7.66%
Credit cards	*10.09%*	*10.45%*	*10.64%*	*9.88%*
Consumer loans	*6.55%*	*6.52%*	*6.39%*	*6.29%*
Small Businesses	*5.12%*	5.29%	5.03%	5.27%
Medium and Large corporates	*1.85%*	1.82%	1.79%	1.83%